# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunnova Energy International Inc., CIK 0001772695
CUSIP: 86745K104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 20 East Greenway Plaza, Suite 540, Houston, Texas (TX), 77046
Date of event which requires filing of this statement: 03/15/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005907
Filed by CIK 0002003074

## Reporting persons
- SYLEBRA CAPITAL LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,116,039; sole dispositive power 0; shared dispositive power 6,116,039; aggregate amount beneficially owned 6,116,039 (4.89% of the class)
- Sylebra Capital Management: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,116,039; sole dispositive power 0; shared dispositive power 6,116,039; aggregate amount beneficially owned 6,116,039 (4.89% of the class)
- Sylebra Capital Limited: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 6,116,039; sole dispositive power 0; shared dispositive power 6,116,039; aggregate amount beneficially owned 6,116,039 (4.89% of the class)
- Daniel Patrick Gibson: type of reporting person: individual (IN); citizenship or place of organization: Antigua And Barbuda (B9); sole voting power 0; shared voting power 6,116,039; sole dispositive power 0; shared dispositive power 6,116,039; aggregate amount beneficially owned 6,116,039 (4.89% of the class)

## Item 1. Issuer
Name of issuer: Sunnova Energy International Inc.
Address of issuer's principal executive offices: 20 East Greenway Plaza Suite 540 Houston, TEXAS 77046

## Item 2. Person Filing
Name of person filing:
Sylebra Capital LLC ("Sylerba US")
Sylebra Capital Limited ("Sylebra HK");
Sylebra Capital Management ("Sylebra Cayman"); and
Daniel Patrick Gibson ("Mr. Gibson")

Sylebra Capital LLC ("Sylebra US") hereby files this Statement on behalf of the Reporting Persons pursuant to the Agreement with Respect to Schedule 13G (the "Joint Filing Agreement") attached to this Statement as Exhibit 99.1.

Sylebra US and Sylebra HK are the investment sub-advisers to Sylebra Capital Partners Master Fund, Ltd ("SCP MF"), Sylebra Capital Parc Master Fund ("PARC MF"), Sylebra Capital Menlo Master Fund ("Menlo MF") and otheradvisory clients. The term Affiliated Investment Entities refers to SCP MF, PARC MF, MENLO MF and other advisory clients. Sylebra Cayman is the investment manager and the parent of Sylebra HK. Sylebra Cayman owns 100% of the shares of Sylebra HK. Mr. Gibson owns 100% of the Class A shares of of Sylebra Cayman and 100% of the share capital of Sylebra US. Mr. Gibson is a founder and Chief Investment Officer of Sylebra Cayman. In such capacities,Sylebra US, Sylebra HK, Sylebra Cayman, and Mr. Gibson may be deemed to share voting and dispositive power over the shares of common stock of the Issuer held by the Affiliated Investment Entities.

Sylebra US, Sylebra HK, Sylebra Cayman and Mr. Gibson are each referred to herein individually as a Reporting Person and collectively as the Reporting Persons.
Address of principal business office or, if none, residence:
c/o Sylebra Capital LLC
3000 EL CAMINO REAL BUILDING 5 SUITE 450
PALO ALTO, California
94306
Citizenship:
Sylebra Capital LLC is organised in Delaware, US.
Sylebra Capital Management is organised in the Cayman Islands.
Sylebra Capital Limited is organised in Hong Kong.
Mr. Gibson is a citizen of Antigua and Barbuda.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Hong Kong Investment Adviser

## Item 4. Ownership
Amount beneficially owned: 6,116,039
Percent of class: 4.89
Sole power to vote or to direct the vote:
SYLEBRA CAPITAL LLC - 0

Sylebra Capital Management - 0

Sylebra Capital Limited - 0

Daniel Patrick Gibson - 0
Shared power to vote or to direct the vote:
SYLEBRA CAPITAL LLC - 6,116,039

Sylebra Capital Management - 6,116,039

Sylebra Capital Limited - 6,116,039

Daniel Patrick Gibson - 6,116,039
Sole power to dispose or to direct the disposition:
SYLEBRA CAPITAL LLC - 0

Sylebra Capital Management - 0

Sylebra Capital Limited - 0

Daniel Patrick Gibson - 0
Shared power to dispose or to direct the disposition:
SYLEBRA CAPITAL LLC - 6,116,039

Sylebra Capital Management - 6,116,039

Sylebra Capital Limited - 6,116,039

Daniel Patrick Gibson - 6,116,039

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock named herein, dated as of page 1 of the filing is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be,filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of1934.

Sylebra Capital LLC
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Authorised Signatory

Sylebra Capital Limited
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Authorised Signatory

Sylebra Capital Management
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Authorised Signatory

Daniel Patrick Gibson
By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Individual

Date: March 31, 2025

## Signatures
- SYLEBRA CAPITAL LLC: Matthew Whitehead, Authorised Signatory, CCO (05/15/2025)
- Sylebra Capital Management: Matthew Whitehead, Authorised Signatory (05/15/2025)
- Sylebra Capital Limited: Matthew Whitehead, Authorised Signatory (05/15/2025)
- Daniel Patrick Gibson: Daniel Patrick Gibson, Individual (05/15/2025)